

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Michael Blitzer
Chief Executive Officer
Inflection Point Acquisition Corp. II
167 Madison Avenue, Suite 205 #1017
New York, NY 10016

>   **Re: Inflection Point Acquisition Corp. II**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 9, 2023**
>   **File No. 333-271128**

Dear Michael Blitzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed May 9, 2023

Summary
Background, page 3

1.   Please revise to include LUNR's most recent available stock price here and elsewhere as appropriate.

Risk Factors, page 35

2.   Please revise the risk factor on page 75 regarding the excise tax to clearly state the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joel Rubinstein